UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)


                                     Mexico
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                 (Jurisdiction of incorporation or organization)


                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F x          Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _____   No x

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

Contacts:

       ASUR                     ASUR                    Breakstone & Ruth
                      --------------------------
Lic. Adolfo Castro     AEROPUERTOS DEL SURESTE           Kay Breakstone
 (52) 55-5284-0408                                      Luca Biondolillo
acastro@asur.com.mx                                      (646) 536-7012
                                                 Lbiondolillo@breakstoneruth.com


                 ASUR's Total October 2002 Passenger Traffic Up
                         YoY by 6.0%, Cancun Up by 9.3%

Mexico City, November 6, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of October 2002 increased by 6.0 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 35-day period from September 25 through October 29, 2002, and the equivalent 35-day period last year from September 26 through October 30, 2001. Transit and general aviation passengers are excluded.


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      Airport              October 2001        October 2002          % Change
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Cancun                         477,624             522,278              9.3
Cozumel                         27,562              21,820            (20.8)
Huatulco                        17,418              14,457            (17.0)
Merida                          70,749              71,099              0.5
Minatitlan                      12,642              12,262             (3.0)
Oaxaca                          38,333              43,146             12.6
Tapachula                       15,097              14,927             (1.1)
Veracruz                        44,872              46,873              4.5
Villahermosa                    47,143              50,010              6.1
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ASUR Total                     751,440             796,872              6.0
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                                     -More-

By week, ASUR's total passenger traffic from September 25 through October 29, 2002 varied year-over-year as follows:

o Increased by 5.1 percent for the seven-day period from September 25 through October 1;
o   Decreased by 1.3 percent for the seven-day period from October 2 through 8;
o   Increased by 8.2 percent for the seven-day period from October 9 through 15;
o Increased by 8.0 percent for the seven-day period from October 16 through 22 and
o Increased by 9.6 percent for the seven-day period from October 23 through 29.

Airport             % Change September 25 thru October 29, 2002,
                         vs. September 26 thru October 30, 2001
--------------------------------------------------------------------------------
                      September    October     October     October     October
                        25 To       2 To 8     9 To 15     16 To 22    23 To 29
                      October 1
                        7 Days      7 Days      7 Days      7 Days      7 Days
Cancun                    10.6         0.1        11.0        10.7        14.0
Cozumel                  (20.4)      (33.0)      (18.3)      (13.4)      (19.6)
Huatulco                 (21.7)      (14.5)      (30.9)      (24.2)        4.7
Merida                    (4.3)       (3.7)       16.3        12.1       (13.7)
Minatitlan               (11.4)       (1.5)       (2.6)       (5.0)        5.7
Oaxaca                     7.1         8.3         7.4        16.3        21.3
Tapachula                 (4.5)      (11.7)        9.8         2.6        (1.1)
Veracruz                  (0.3)        3.9         2.4         6.4         9.4
Villahermosa               0.4         1.7         7.2         0.3        20.7
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ASUR Total                 5.1        (1.3)        8.2         8.0         9.6
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About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                     -ENDS-









        BLVD. AVILA CAMACHO NO. 40,6 PISO COL. LOMAS DE CHAPULTEPEC, C.P.
                               11000 MEXICO, D.F.
                 TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       -----------------------
                                       Adolfo Castro Rivas
                                       Director of Finance


Date: November 7, 2002